UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 10-SB

                                  AMENDMENT 3

                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                            SMALL BUSINESS ISSUERS
      UNDER SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                             Marina Capital, Inc.
               (Name of Small Business Issuer in its charter)

             Utah                                      87-0554-016
 ..........................                     ........................
(State or other jurisdiction	      (IRS Employer Identification Number)
of incorporation or organization)


2605 Wall Ave., Ogden, Utah 84401                    (801) 394-2400
 .....................................	    .........................
(Address of principal executive offices)       (Issuer's Telephone Number)

Securities to be registered pursuant to section 12 (b) of the Act:

Title of each class                             Name of each exchange on which
                                                each class is to be registered:

        N/A                                            N/A
 ...................                             ...................

Securities to be registered pursuant to section 12 (g) of the Act:

Title of each class                             Name of each exchange on which
                                                each class is to be registered:

     Common stock
 .....................			             ...................

                             Marina Capital, Inc.

                                  FORM 10-SB
                               TABLE OF CONTENTS

                                    PART I


Item 1  Description of Business...........................................3

Item 2  Management's Discussion and Analysis or Plan of Operation........15

Item 3  Properties.......................................................19

Item 4  Security Ownership of Certain Beneficial Owners and Management...19

Item 5  Directors and Executive Officers.................................20

Item 6  Executive Compensation...........................................22

Item 7  Certain Relationships and Related Transactions...................22

Item 8  Description of Securities........................................23

                                    PART II

Item 1  Legal Proceedings................................................24

Item 2  Market Price of Securities and Dividends on the Registrant's
        Common Equity and Other Shareholder Matters......................24

Item 3  Changes and Disagreements with Accountants.......................25

Item 4  Recent Sales of Unregistered Securities..........................25

Item 5  Indemnification of directors and Officers........................26

                                   PART III

Item 1  Index to Exhibits................................................27

Item 2  Description of Exhibits..........................................28

                                    PART IV

Item 1  Financial Statements.............................................28

Item 2  Financial Statements.............................................28

Item 3  Financial Statements and Exhibits................................28

                                    PART I

ITEM 1.    DESCRIPTION OF BUSINESS
           _______________________

Business
________

The Company Marina Capital, Inc. (the "Company") was incorporated in the State of Utah on the 5th day of March, 1996, as a Subchapter-S Corporation. The Subchapter-S Corporation election was terminated by the Company as of January 1, 1997. The Company elected a C-Corporation status in place of the Subchapter S Corporation on January 1, 1997. The Company is considered as being in the development stage.

The Company is, and has been for the past three years, a development stage Company that is in the business of real estate development, real estate sales, mortgage brokering, land planing and business consulting. The Company identifies and develops specific parcels of real property in various locations within the State of Utah and other geographical locations. The real property may be acquired through outright purchases, lease, options or through other acceptable arrangements. In addition, the Company in some instances may act as a lender, broker, marketer or business consultant for other companies.

The Company is a development stage Company which is comprised of a group of highly experienced professionals, specializing in real estate planning, development, sales, mortgage banking, marketing, consulting, acquisitions and business development. The management group has accumulated over 100 years of combined experience in providing services in the areas of management, accounting, advertising, marketing, land planning, legal, mortgage banking, real estate sales, real estate development, and the raising of capital through equity and debt financing. Thus, the Company is uniquely structured to operate as a real estate developer, broker, mortgage lender, principal, facilitator, marketer, consulting and joint venture partner.

The Company specializes primarily in the development of real estate projects and real estate sales in the State of Utah, but will consider other geographical areas as opportunities arise. The Company develops its own residential, recreational and commercial projects as well as provides consulting and professional services for other developers.

The Company is also the manager of Marina Holdings, LLC, a Utah Limited Liability Company and is the sole member. Marina Holding, LLC is the manager of Shupe-Williams Plaza, LLC, a Utah Limited Liability Company. Shupe-Williams Plaza, LLC, is the owner (by Warranty Deed) of the Shupe-Williams property located at 2605 Wall Ave, Ogden, Utah.

The Company has two projects in various stages of development; however, most of these projects are still in the planning and financing stages and major development has not commenced. The Company has begun construction of the Shupe-Williams building, but has not completed the build out or sales of the property.

Divisions
_________

The Company is composed of three (3) divisions: (a) Marina Capital Development Services-land planning/engineering and consulting; (b) Marina Capital-real estate sales and marketing, at this time, has generated a total sales volume of $1,553,390 between twelve (12) properties representing $94,306 in commissions; and (c) Marina Capital Mortgage-originating, processing and funding construction and mortgage loans division, has not, as yet, been developed by the Company. However, the Company proposes to develop this division in the year 2000.

The Company began its real estate sales business in January of 1997, opening the Ogden, Utah office in March of 1997, and the San Francisco office in April, 1998.

The Market
__________

Utah's business growth over the past several years has been extensive. With the selection of Salt Lake City as the site of the 2002 WINTER OLYMPIC GAMES, the State's robust economy, job creation and excellent quality of life, Utah continues to generate national attention. Such rapid economic growth gives rise to continued real estate development and growth. Demand for commercial, residential, and recreation property continues to outpace supply, despite record breaking new construction and development.

The real estate market presents numerous opportunities. The Company has positioned itself in such a way as to be able to take advantage of the expected continued growth throughout the next decade, keeping in mind environmental issues and concerns, as well as community needs and desires.

In the past decade, a large number of new high-technology companies have commenced and prospered in the Salt Lake City - Provo - Ogden, Utah areas. With these new endeavors has come a well-educated work force. Numerous construction and service businesses have converted the area into a metro-plex of nearly 2 million people. Utah's growth over the past several years has been extensive. There are many indications that the growth will continue over the next five years.

Employment. Utah's current employment boom is unprecedented in terms of the number of years of continued growth and the rates of increase. In 1996, Utah's job growth rate was 5.3 percent, ranking second among all states. Utah's job growth rate has now equaled or exceeded 3.0% for nine (9) consecutive years and exceeded 5.0% in four straight years. Never before in Utah's post World War II economic history has employment increased at rates this high for such a sustained period.

The expansion of private sector jobs has fueled Utah's recent economic prosperity. Since 1986, Utah added 321,700 jobs, with 92% of the growth occurring in the private sector. Private sector employment increased from 78% of total employment to 83%. The fastest growing segments have been in the construction (6.6%), and services (6.4%) industries.

Outlook. Utah's current economic prosperity is expected to continue through 1999 and beyond. Utah's young and educated work force, strong work ethic, and low business costs help businesses succeed in Utah. The State government has also successfully kept business taxes low and fostered a reasonable regulatory environment. The substantial infrastructure investments slated to occur during the next year, and subsequent years, will continue to benefit the State's economy.

Perhaps the most important feature of the 1998 forecast has been the prognosis for Utah's current construction boom, which is in its seventh year of double-digit employment growth rates. The State Economic Coordinating Committee expects construction to remain at historically high levels in 1999.
Construction projects of $25 million or more will proceed through 1999 which includes such large projects as the reconstruction of Interstate 15, completion of the Bangerter Highway, Light Rail, Snowbasin Ski Resort, Kennecott Tailings Project, the State Courts Complex, Huntsman Cancer Institute, Orem Medical Center, the Central Utah Project, Micron's computer Chip Factory, State of Utah Justice Center, American Towers and Gateway buildings in downtown Salt Lake City, Thanksgiving Point, Orem Medical Center, Weber Center, West Valley Hockey Arena, Salt Lake County Jail, Provo One Freedom Center, Murray Corporate Center, Central Utah Project, Lake Park Corporate Center, Proswood-Pegasus Luxury Apartments, Geneva's Air Separation plant, Danon's Yogurt Plant, and continuation of the I-15 Interstate Expansions project.

The State Economic Coordinating Committee expects employment to grow at about 4.2% in 1999. Population is forecast to increase at 2.1%, total wages, 8.5%, and personal income, 7.8%. Average wages are expected to grow faster than inflation for the third consecutive year.

Utah's Long-Term Projections. The demographic attributes that have characterized Utah in the past (the youthful and rapidly growing population) are projected to continue well into the next century. The relative strength of the economy is expected to continue as well, although there will be some convergence with national demographic and economic trends. Utah's population and employment growth rates are projected to continue to out-pace those of the nation for the 1998 through 2020 period. Utah's population is projected to reach 3.3 million by the year 2020. This rate of population growth will be sustained by a rapid rate of natural increase and a strong and diversified economy.

The majority of the new Utahns will reside along the Wasatch Front Range. The most rapid rates of growth are expected in the counties in Southwestern Utah, Grand County, Summit County and Wasatch County.

Construction and Housing. In 1998 the combined value of both residential and non-residential construction rose to 3.8 billion which represented an approximate 2.1% increase over the previous year. In 1997, the total construction value was approximately 3.72 billion, which represented an 8.1% increase over 1996.

In 1998, there were 21,743 new dwelling permits and in 1997, there were a total of 20,687 new dwelling permits. In 1996, the value of construction rose 13.5% to $3.5 billion compared to $3.1 billion in 1995. Both residential and nonresidential construction reached record levels during 1996 with $2.1 billion in residential construction value and $1 billion non-residential construction value being permitted. New dwelling share permits reached a record level of 23,500. Population growth enhanced by net in-migration, strong economic and job growth, low vacancy rates, and low mortgage interest rates, all have contributed to this record year. Several large projects contributed to the record year in nonresidential construction. These include projects such as the $34.8 million library at Brigham Young University, the $27 million Prime Option office building, and the $65 million Court Complex.

Housing prices in Utah over the past five years and in the most recent 12-month period have increased faster than any other State. From 1991 to 1997, Utah's house price index, as published by the Office of Federal Housing Enterprise Oversight, increased by 72.7%. The house price index is derived from repeat mortgage transactions on single-family homes whose mortgages have been purchased by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation. The median sales price of an existing single family home in the third quarter of 1996 was $123,100 in Utah and $120,500 for the national average. Home ownership in Utah in 1995 ranked seventh highest in the nation at 73.1 %.

The economic statistics cited in this section were derived from the following sources:

*  National Geographic, January 1996 issue.
* Salt Lake City Chamber of Commerce annual issue of "Life In the Valley" from 1996, 1997, and 1998.
* Ogden Chamber of Commerce 1997 magazine entitled "Ogden, Awaiting Your Discovery," 1996 and 1997 "The Ogden Area and Weber County Community and Business Profile" and 1996 "Ogden, This Is The Place."
*  Financial World Magazine' February 1997 issue.
* The State of Utah, Governor's Office of Planning and Budget, Demographic and Economic Analysis---August 1994 "Estimated Economic and Fiscal Impacts on Utah of the 2002 Winter Olympic Games."

In some instances the Company will seek to option land, obtain all the necessary approvals to subdivide these properties, pre-sell lots, exercise purchase options on land, construct the infrastructure (roads, water, sewer, etc.) and pay all the development costs in the expectation of realizing a profit. The Company may elect to sell projects at any time during the approval and development stage to another purchaser if profits warrant an early sale. In other instances, the Company may elect to finance other developers for an equity participation and eventual profits. The Company may also elect to participate in joint ventures with existing landowners rather than an option or outright purchase of the properties. On selected projects, the Company may elect to offer financing and participate in real estate and mortgage lending. The Company proposes to be a fully integrated Real Estate and Business Development Company with in-house experience in development, construction, acquisition, marketing, legal, financing and management.

PROJECTS
________

I.  OlymPeak Estates

     * Location: Ogden Valley, Utah, is four miles the from Snow Basin Ski Resort which will be the site of the 2002 Olympic down hill events and one (1) hour from the Salt Lake City International Airport.
     * Use: Phase One-65 acres zoned for building lots subdivided into 22 view lots. The lots were priced from$155,000 to $358,000. As of the date of this Registration Statement, twelve (12) lots have been reserved at a sales price of $125,000 to $300,000.
     * Phase Two-365 acres that will have an 18 hole destination golf course and planned Residential Unit Development (PRUD) 135 single family lots, 35 condominiums, commercial space. Currently, the Company is in negotiations with another developer to construct the project.

     * Financing Required: Phase one-$ 1.0 million - Phase Two, golf course construction $4.0 to $6.0 million - Construct infrastructure - $5.0 to
        8.0 million.

Phase One:
__________

The OlymPeak Estate project consists of 22 view lots located in Ogden Valley approximately four (4) miles from the Snow Basin Ski Resort.

Preliminary approval was obtained from Weber County on March 14, 1996. The final approval will be subject to the State of Utah Engineer and Weber County approval of the water and sewer system by the County.

Upon receiving the final approval construction on the roads, water and sewer system will commence and will take approximately three (3) to six (6) months to complete.

The Company has prepared the necessary documentation to form a not for profit Water and Sewer District to service the area. The documentation has been submitted to the State of Utah Engineer for approval.

The Company exercised its option to purchase the OlymPeak Estate property on October 31, 1996 and entered into a five (5) year purchase agreement with the Maughan Family Partnership. The Company executed a Trust Deed and Note for the balance of the purchase price of $725,000. The original purchase price was $975,000. The terms of the note are as follows: A five (5) year note, twenty
(20) year amortization schedule, with annual payments of $75,000 and a balloon payment at the end of the five (5) year period for the balance. The Company is current with its $75,221 payments due to the Maughan Family Partnership. There are two years remaining on the five (5) year Agreement with a balance of $634,147 due in the year 2001.

The Company proposes to spend approximately $1,000,000 in the construction of roads, water and sewer system for Phase One.

Phase Two:
__________

The OlymPeak Village project is a Planned Residential Unit Development (PRUD) located on approximately 365 acres in Weber County, Utah. The current zoning for the property is FR-3.

OlymPeak Village, is a destination resort, consisting of an 18 hole golf course with clubhouse, commercial space, 145 single family view lots, and 35 condominium units.

The project will include two ski lifts and facilities to teach beginning skiers.

This project will cost approximately $ 15,000,000 to complete.

OlymPeak Village is located approximately four (4) miles from the Snow Basin Ski Resort and three (3) miles from Pineview Reservoir. The site has views of Mt. Ogden to the west, and Pineview Reservoir to the east.

The project will be serviced by water from the OlymPeak Estates water system and by an aerated lagoon sewer system located on the property. The PRUD is a cluster development that includes commercial development, single-family lots and homes, golf and ski area plus open space. The costs for infrastructure will be greatly reduced by clustering and can be further reduced by allowing connections to third party lot owners along Snow Basin Road.

The Company proposes to identify a joint venture partner or seek financing from conventional sources in order to finance Phase One and Phase Two of the project.

II.  Shupe-Williams Plaza

Location. Shupe-Williams Plaza at 26th Street and Wall Avenue near Historic 25th Street in downtown Ogden, Utah.

Description. The Shupe-Williams Plaza Building is a four-story building of approximately 62,500 feet located on an 85,000 square foot building lot. The building was built in 1902 and was used as a warehouse and candy manufacturing facility. The building has been abandoned for 15 years.

Current Zoning. With the assistance of the City of Ogden, the property and building have been zoned to accommodate both residential and commercial use.

Proposed Use. The Company is currently rehabbing the building and vacant lot. The main floor will be converted into a restaurant, office and retail use. The upper floors will be converted to Live/Work lofts. Six (6) penthouse lofts will be constructed on top of the building.

Status. The Shupe-Williams Plaza property was conveyed to Shupe-Williams Plaza, LLC by the Ogden City Corporation and the Ogden City Developmental Agency on May 27, 1998. The total purchase price was $100.00. The City has also agreed to rebate $250,000 in taxes, over a five-year period.

The Company through its wholly owned subsidiary, Shupe-Williams Plaza, LLC and Ogden City Corporation and the Ogden City Redevelopment Agency, after a series of negotiations, agreed by virtue of a Letter Agreement, dated March 2, 2001, to extend the terms and conditions that are set forth in the Real Estate Purchase Contract ("REPC"), dated October 20, 1997, for an additional six (6) months from the date of the Letter Agreement. The Company proposes to work diligently to identify sources of capital in order to fulfill its commitment to meet all of the terms and conditions of the REPC in a timely manner. However, in the event that the Company is not able to negotiate for the funding of its obligations set forth in the REPC, the Company could loose its present investment in the project as well as a major asset.

Estimated Revenue Phase One.
____________________________

Financing. The Company is in the process of financing the construction phase and has made application with several financial brokers and institutions. The first phase of construction was started in September of 1998. The Company expects construction to be completed within twelve (12) to eighteen (18) months after financing has been approved. The Company has started to pre-sell and market the lofts. Currently 20 of the units have been reserved. A trust account has been set up to hold reservation deposits until construction of the building is complete. In addition, several Letters of Intent to lease space have been received.

Recent and Significant Developments (Shupe-Williams Plaza)
__________________________________________________________

The Company entered into a Real Estate Purchase Contract on October 8, 1997, with the City of Ogden, Utah, and Ogden City Neighborhood Development Agency, to purchase the Shupe- Williams Building located at 2605 Wall Avenue, including the abandoned portion of 26th Street. The total purchase price was one hundred dollars ($100.00). The City has also agreed to tax increment rebates totaling $250,000. The rebate will be made to the Company over a five- (5) year period. The closing date on the building was May 27, 1998 at which time fee simple title was conveyed to the Company.

An Agreement was entered into with the Land Development Group of Provo, Utah to act as developer/consultants for the conversion of the old Shupe-Williams candy manufacturing building. The building will be converted into a 45 Live/Work loft-condominium complex plus commercial and retail space. The building was built in 1902, has four floors (approximately 62,500-sq. ft.) on a two- (2) acre lot. The proposed sale of the lofts is expected to generate approximately $6,000,000 to $7,500,000 in revenue. The Land Development Group has in the past, successfully converted buildings in Houston, Texas; San Diego, California and Salt Lake City, Utah.

In February of 1999, negotiations were initiated with WADMAN INVESTMENTS L.L.C. to form a joint venture development to construct a four seasons golf and ski resort on property owned by both parties. In addition, an application has been applied for with the Utah State Engineer to form a Water and Sewer District to be jointly managed by WADMAN INVESTMENTS L.L.C. and the Company.

Project Funding
_______________

OlymPeak Estates:

The Company intends to fund the OlymPeak Estates Project by initially funding the sale of the lots to qualified purchasers in-house. The Company will offer to potential purchasers two financing options: 1) Requires a twenty-five percent (25%) down payment, interest rate will be 3 points over prime with a 3 year balloon payment, a 20 year amortization schedule with a loan origination fee of two (2) points. 2) Requires a fifty percent (50%) down payment, an interest rate of two (2) points over prime, five (5) year balloon payment, 30 year amortization schedule with a loan origination fee of 1 1/2 points. Neither option will carry a pre-payment penalty and they will be transferable upon credit approval and a $300.00 fee. Total sales are estimated to be $4,848,000. The anticipated costs will be $975,000 for land cost, $1,300,000 infrastructure and $485,000 marketing for a net profit of $2,090,000.

Shupe-Williams Plaza:

The Company has made an application, and as of the Date of this Registration Statement, is in negotiations for a $4 million construction loan for the Shupe-Williams Project, through US Bank's Commercial Real Estate Division. The terms are, prime + 1 1/2 points and the fees are 1 1/2 points for 24 months. The advance rate is 75% of the appraisal or 85% of the cost.

The Company has made a loan application through Kilpatrick & Hart, LTD, Inc. for an equity financing credit line for $5,000,000 to $5,500,000 and the Company has received notification that the loan is being considered under the following terms and conditions: 1) Purpose of Loan: Renovations of property and building, construction, advertising, marketing, and working/operating capital.
2)  Interest Rate:  10% per annum.  Fixed rate.  Interest only and may accrue.
3) Term: Five years, no prepayment penalty. 4) Investor's Fee: 2%-3% from proceeds at closing. "Due-diligence costs" to be credited against fee payable upon funding; expenditures to be pre-approved by borrower. 5) Collateral: If applicable, pledging of to-be-determined percent of available company stock.
6) Equity Participation: The Investor is entitled to receive a thirty percent (30%) interest in the sale or lease in the Shupe Williams units. 7) Investor Internal Rate of Return: Subsequent to the repayment of all of the principle and interest there is a minimum Internal Rate of Return of twenty-five percent (25%) per annum, including a ten percent (10%) preferred return.

Business Opportunities
______________________

On May 15, 1996, the Company entered into a Letter of Understanding with VR Utah, Inc., dba Business Resource Center. The Letter of Understanding sets forth the terms whereby the parties can assist and co-operate with each other from time to time in identifying business opportunities that may be of beneficial and financial interest to each party. VR Utah Inc. was founded in Ogden, Utah in September, 1981, by William J. Tabar, who is currently a director of the Company. VR Utah, Inc.'s purpose, as a business broker, is to assist business owners in the sale and/or valuation of its clients' businesses. It provides expertise in the valuation and marketing of businesses. VR Utah, Inc. also provides guidance in the selection and purchase for those clients desiring ownership of a business.

VR Utah, Inc. expanded in 1983 to include offices in downtown Salt Lake City and Murray, Utah. In 1990, an additional location was opened in St. George, Utah. Business Resource Center is a member of International Business Brokers Association, which has over 800 members. Since its founding, VR Utah, Inc. has brokered the sale of approximately one thousand businesses.

In many instances, VR Utah's clients and customers require consulting services. The consultation may include financing options for equity, debt or a combination of both. The Company may seek to assist businesses which have recently commenced operations, development stage companies in need of additional capital for expansion into new markets, businesses seeking to develop a new product or service, and established businesses which may be experiencing financial or operating difficulties and are in need of additional capital. In addition to those businesses that VR Utah, Inc. may refer to the Company, the Company believes that there are numerous other business entities which will benefit from the infusion of capital. Thus, the Company believes ample business opportunities exist outside the real estate area;

however, as of the date of this Registration Statement, the Company has not generated any revenues from the VR Utah business opportunity.

The Company proposes to charge a fee for business consulting services. The compensation may be in the form of a consultation fee, an equity position in the business or a combination of both.


Real Estate Investment and Proposed Project

Ski Inn at Powder Mountain

Location. The Ski Inn at Powder Mountain property is located in Northern Utah, Cache County, and is adjacent to the main parking lot at Powder Mountain Ski Resort, eight miles from Eden, Utah. The property is located one hour from the Salt Lake City International Airport, and thirty minutes from Ogden, Utah.

Description. The proposed Ski Inn at Powder Mountain project is located on a two (2) acre parcel of mountainous unimproved land with access through the Powder Mountain Resort parking lot. The ski lifts and trails can be skied directly to and from the property.

Current Use.  The property is currently zoned FR-40 (conditional use permit).

Proposed Use. The Company proposes to construct a Hotel/Condominium consisting of 48 units for sale or rent.

The Company exercised its option on December 31, 1996 and in an arms length transaction, acquired the property from the Ski Inn at Powder Mountain Limited Partnership. The Ski Inn at Powder Mountain Limited Partnership, purchased the property in April of 1978 for $10,000. Mr. Larry Walker, an Officer and Director of the Company was the General Partner of the Limited Partnership.
The Limited Partnership received 60,000 shares of the Company's $.001 par value Common Stock in consideration for the properties valued at $120,000. The Company proposes to allocate approximately $50,000 for the necessary entitlement work which includes the submittal to the local, county or state regulatory authority the geological data, surveys, conceptual plans and drawing in order to obtain a construction building permit.

Competition
___________

The Company may face direct competition from other business and real estate development projects in the area, and it is possible that additional competitors will enter the Company's market. The real estate industry is highly competitive and consists of several medium and large companies who are better financed than the Company. These competitive properties may be priced lower than the price at which the property will be sold, and in some instances, may have amenities superior to those of the Company's property. In addition, there may be other real estate sales offices that may have more real estate sales people and have a better marketing plan. There can be no assurance that the Company will be able to compete successfully with present or future competitors.

Regulation
__________

The Company is not subject to any governmental regulations other than those generally applicable to all businesses. However, the Company is regulated to the extent it deals with Federal, State and local governments regarding entitlements, such as, water, sewer, zoning and other utilities.

Employees
_________

The Company presently has four (4) full-time employees and one (1) sales associate. The Company does not currently employ a mortgage loan originator, but additional employees will be hired as necessary to provide the Company's services and carry on its operations as the Company expands.

Risk Factors Relating to the Business of the Company
____________________________________________________

1. Limited 0perating History. The Company was organized on March 5, 1996, in the State of Utah, and has limited operating history and is still in the Development Stage. The Company is, in essence, a new venture and no assurance can be given that the Company will be successful. Accordingly, the Company's limited operating history, prohibits an effective evaluation of the potential success of the Company.

The Company's viability and continued operations are dependent upon future profitability, its ability to generate cash flow from uncertainties related to the real estate industry, and other business opportunities. (See "Competition" and "Management".)

The Company's operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of success for the Company must be considered in light of the problems, expenses, complications and delays frequently encountered in connection with the development of a new business and the competitive environment in which the Company operates. The Company since inception, has incurred an accumulated deficit of $1,069,763. There can be no assurance that the Company will be able to operate profitably in the future. Its financial objectives must therefore be considered very speculative. (See "FINANCIAL STATEMENTS".)

2. Need for Additional Financing. The Company will require additional working capital or other funds at a later date for the expansion of its operations. There is no assurance that the Company will be successful in obtaining additional financing or that such financing will be available upon acceptable terms to the Company.

3. Extension of Agreement Shupe-Williams Plaza, LLC/City of Ogden. The Company, through its wholly owned subsidiary, Shupe-Williams Plaza, LLC and Ogden City Corporation (the "City") and the Ogden City Redevelopment Agency (the "Agency"), did agree, by virtue of a Letter Agreement, dated March 3, 2001, to extend the terms and conditions of the Real Estate Purchase Contract ("REPC"), dated October 20, 1997, for an additional six (6) month period from the date of the Letter Agreement. In the event that the Company is not able to meet the terms and conditions set forth in the REPC, the Company will be in default and the City and Agency could foreclose on their deeds of trust. The Company could find itself losing a major part of its assets and a substantial lose of capital it has already invested in the project to date. Thus, the Company could be impaired in its ability to be able to raise capital.

4. Conflicts of Interest - General. The Company's Directors and Officers, are or may become, in their individual capacities, officers, directors, controlling shareholders and/or partners of other entities engaged in a variety of businesses. Thus, there exists potential conflicts of interest including, among other things, time, effort and corporate opportunity, involved in participation with other business entities. (See "MANAGEMENT - - Directors and Officers").

5. Lack of Market Study. The Company has not requisitioned a formal state or regional wide marketing study by an independent marketing organization for its own purposes, however, the Company has, through independent sources, assembled numerous statistical data to support its assessment of the real estate market. Additionally, there can be no assurance that there is sufficient demand to support real estate acquisitions, real estate development, real estate mortgages and real estate sales in the State of Utah.

6. Reliance Upon Officers and Consultants. The ability of the Company to operate successfully depends to a substantial degree upon its management and consultants. The assembly of a strong management team is critical to the success of the business.

7. Keyman Insurance. While the Company has obtained key-man insurance on its CEO and COO in the sum of $250,000 for each, the insurance may not be enough in the event of the loss of either or both. The loss of either party would have an adverse affect on the Company.

8. No Assurance of Properties' Appreciation. There is no assurance that the real properties will appreciate in value or upon the completed development, that they can be sold at a profit. The marketability and value will depend upon many factors beyond the control of the Company, and there is no assurance that there will be a ready market for the properties at the time the Company desires to sell the properties. The future value of the properties may be dependent upon developer demand for the properties, and there can be no assurance that demand currently exists or that it will exist in the future. The value of the properties may also be dependent upon the ability of the Company or a developer or ultimate user to obtain the required entitlements (zoning, utilities, roads, etc.), necessary to realize the highest and best use of the properties and generate a profit. There can be no assurance that all the entitlements can be obtained.

9. Real Property Investment. The Company will be subject to all of the risks inherent in the ownership of real estate, including changes in the general or local economic conditions, decreased demand for property, or similar matters that will affect the ability of the Company to realize its goals. Such changes can result from decreases in employment in the surrounding communities, changes in supply and demand in the real estate market, fluctuating interest rates, changes in zoning, and competing properties in the locality.

10. Competition. The Company may face direct competition from other developer's projects in the area and it is possible that additional competitors will enter the same markets as the Company's. The competitive properties may be priced lower than the price at which the properties will be sold, and in some instances, may have amenities superior to those properties under the Company's control. There can be no assurance that the Company will be able to compete successfully with present or future competitors.

11. Environmental Risks. The ownership and development of real property may subject the Company to potential liability relating to hazardous materials stored, used, or discharged on the properties and other matters relating to environmental protection, which could adversely affect the Company. In connection with the recent acquisition of the properties, the Company has performed limited, informal environmental inquiries and found no material environmental non-compliance or cleanup liabilities.

12. Dependence upon Utah Market and Economy. The Company's real estate projects are all currently located within Weber and Cache Counties in the State of Utah. The properties currently are undeveloped and are in most cases in the raw land stage or, as in one case, an old abandoned building which is in the process of being renovated and converted into live/work condominiums. The Company's performance is linked to the economic conditions in the State of Utah. A decline in the expanding economy of the State of Utah, generally, may have a materially adverse affect on the financial condition of the Company.

13. Mortgage Loan Origination and Processing. Changes in interest rates can have a variety of affects on the Company's mortgage loan origination business. The market value of fixed-rate mortgage loans has a greater sensitivity to changes in market interest rates than adjustable-rate mortgage loans. To the extent an interest rate is established for a mortgage loan in process prior to the time such mortgage loan is funded (a "locked pipeline loan"), a gain or loss on the sale of such mortgage loan may result from changes in interest rates during the period between the time the interest rate is established and the time the mortgage loan is committed for sale.

14. Dependence on Wholesale Brokers. The Company may, for a time, depend on independent mortgage brokers, and to a lesser extent, on correspondent lenders, for the origination and purchase of its mortgage loans. These independent mortgage brokers deal with multiple lenders for each prospective borrower. The Company competes with these lenders for the independent brokers' business on the basis of price, service, loan fees, costs and other factors. The Company's competitors also seek to establish relationships with such brokers, who are not obligated by contract or otherwise to do business with the Company.

15. Real Estate Market Conditions. The Company's business may be adversely affected by periods of economic slowdown or recession, which may be accompanied by declining property values. Any material decline in property values reduces the ability of borrowers to use equity in the property to support any borrowings and increases the loan-to-value ratios of mortgage loans previously made, thereby weakening collateral coverage and increasing the possibility of a loss in the event of default. In addition, delinquencies, foreclosures and losses generally increase during economic slowdowns and recessions.

16. Options to Purchase Real Property. In most instances the Company proposes to obtain control over properties by negotiating options. However, if the Company is not able to complete the entitlement process through the Federal, State, County or City Governments in time to be able to exercise its options, the Company may lose its option monies and the monies expended for the entitlement work. The Company not only would lose the option and entitlement monies, which could be as little as $10,000 to upwards of $100,000, but the lost opportunity to continue the development could adversely affect the business of the Company.

17. Lack of Geographic Diversification. Since the Company's inception, the Company has been involved in real estate projects primarily in the State of Utah. Thus, the Company could be subject to adverse economic, political or business developments and natural hazard risks that may effect the region. If the regions real estate market should experience an overall decline in property values, rates of delinquency, foreclosure, bankruptcy and loss of mortgage business may be expected to increase substantially, as compared to such rates in a stable or improving real estate market.

18. Limited Endeavors. While the Company may have access to other business opportunities, the Company's financial resources are limited and, thus, may not be able to generate sufficient revenues to make those endeavors profitable. Therefore, the risks may out weigh any profits.

19. Year 2000 Compliance. The Company has reviewed the primary operations of its core business and has not experienced any problems with Year 2000 compliance. The Company's operation is not reliant upon the proper functionality of any computer system other than those used by third party vendors. The Company has not experienced any disruptions in its banking relationships, transfer agent and title companies as a result of Year 2000 related data processing problems.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Form 10-SB. As described elsewhere in this Form 10-SB, the Company is a development stage company. As of the date of this registration statement, the Company had the following projects under various degrees development.

I.   OlymPeak Estates Subdivision Project (OlymPeak)

OlymPeak is currently in the final plan phase. Construction drawings have been finalized by engineers and final plans and plat work is complete. Planning commission final approval is expected in January, 2001. Application survey for final plan approval from the County has been submitted, and final approval is also expected January, 2001.

The OlymPeak project requires a State approved public culinary water system, involving well development and formation of a water Company. Applications have
been submitted with the State and approval is expected in early 2001.   The
Company is also working with State and County officials on a sewage treatment facility. Conceptual design has been completed and final construction design and State approvals are anticipated early 2001. Construction of subdivision roads and infrastructure are contingent on receiving all applicable approvals from the County and State and should begin in approximately May, 2001

The Company incurred $79,176 in 1998 and $90,567 in 1999 on planning, land design, permits and fees, and water and sewer development in connection with the OlymPeak project.

Reservation deposits have been received on approximately 12 of a total of 22 planned OlymPeak lots at a sales price of $125,000 to $300,000. The remaining lots are expected to sell for between $155,000 and $358,000. While total costs of completing Water, Sewer and road systems are unknown, management estimates an additional $1,000,000 will be incurred in the completion of the OlymPeak project.

II.  Powder Mountain

The Company owns a two acre parcel of land adjoining the Power Mountain Ski Resort. Potential development includes construction of a hotel/condominim project consisting of 48 units for rent or sale. However, the Company has not, as yet, begun development and the project is still in the review stage. The lot may either be sold or developed in the future but will likely be sold.

III.  Shupe-Williams Plaza

The Shupe-Williams Plaza is a four-story building previously used as manufacturing facility.

The Company proposes to convert and lease the main floor and basement (comprising approximately 13,000 square feet) into restaurant, office and retail space. The upper floors will be converted and sold as Live/Work loft condominium units. The project is currently in the early stages of construction. The first floor has been partially renovated with one model office unit, comprising approximately 1,100 square feet, completed. In addition, two Live/Work units are under construction on the second floor.

The Company incurred $131,405 in 1998 and $136,569 in 1999 on planning, architectural design, paint and asbestos removal, a fire system, and building a model office unit at the Shupe-Williams Plaza.

Reservation deposits have been received on approximately 15 of a total of 45 planned Work/Loft units. Letters of intent have been received on space representing approximately half of the 13,000 square feet of restaurant, office, retail lease space. While total costs of completing the project are unknown, management estimates an additional $4.5 million will be incurred in completing the project.

REVENUE

As described above, the Company is still in the development stage and is primarily engaged in the development of two real estate projects, OlymPeak Estates and the Shupe-Willams building. Although deposits have been received in connection with the expected sale of Olympeak lots and Shupe-Williams Live/Work loft units, sales will not commence until completion of the projects. Sales of Olympeak lots are expected to begin in the summer of 2001. Sales of the Shupe-Williams Live/Work loft are also expected to begin in the summer of 2001. Revenues are not expected to be significant until the above projects are completed.

Revenues for the years ended December 31, 1999, 1998 and 1997 of $35,334, $45,742, and $56,320, respectively are comprised primarily of brokerage commission fees. One lot, unrelated to the Powder Mountain project was sold in 1998 for $40,000. Revenues from brokerage fees are not expected to be significant in the future.

OPERATING EXPENSES

Operating expenses totaled $488,819, $952,541, and $1,309,003 for the years ended December 31, 1999, 1998, and 1997, respectively. The decrease of $356,462 or 27.2% from 1997 to 1998 is primarily attributable to stock-based compensation, although decreases in legal expenses and commissions also contributed to the overall decrease in 1998. The $463,722 or 48.7% decrease in operating costs between 1999 and 1998 also resulted primarily from the stock-based compensation, but was partially offset by an $61,000 increase in salaries which resulted from the hiring of a full-time land planner.

Stock based compensation

Operating expenses for 1999, 1998 and 1997 included under the caption "other compensation", $46,298, $550,595, and $793,571, respectively for the estimated intrinsic value of stock options granted to two officers of the Company. Although no options have been or will be exercised under that plan (the plan was terminated as of the first quarter of 2000), generally accepted accounting principles require the recognition of compensation cost for the estimated intrinsic value of the options granted for the periods during which the plan was in existence.

Legal expenses

Legal costs decreased from $166,553 in 1997 to $37,615 in 1998 and $19,659 in 1999. The higher costs in 1997 resulted from services related to the initial formation and organization of the Company.

OPERATING LOSS

The Company incurred operating losses of $453,485, $931,799, and $1,252,473 for the years ended December 31, 1999, 1998, and 1997, respectively. As described above, the loss in 1997 was significantly impacted from higher operating expenses associated with stock-based compensation for corporate officers. The operating loss for 1998 was also impacted from such compensation, but to a much lessor extent. Operating losses have resulted from costs attributable to general operations and general corporate overhead not directly allocable to any specific real estate project. The Company will continue to incur operating losses until such time as sales commence on the OlyPeak Estates and Shupe-Williams projects.

In 1999, the Company abandoned the San Pete development project resulting in a loss of $10,402. In addition, a $15,000 receivable was written off related to consulting work on a project in Costa Rica.

INCOME TAXES

Although the Company has incurred significant operating losses during the three years ended December 31, 1999, no income tax benefit has been recognized. The Company continues to be in the development stage, and although it has certain real estate projects under various degrees of development, the Company has a limited operating history. Currently, there is not adequate assurance the Company will be able to generate sufficient future profits necessary to realize income tax benefits from losses incurred during 1999, 1998, and 1997.

LIQUIDITY

The Company had cash totaling $166,342 at December 31, 1998 and $15,714 at December 31, 1999. The Company expended $411,531 in 1998 and $395,138 in 1999 to fund operations. It incurred $214,856 in 1998 and $194,838 in 1999 for real estate development. In addition, $774,989 was raised from stock sales in 1998 while $405,573 was raised in 1999.

The Company is required to make the final debt payment in connection with the purchase of OlymPeak project land of $655,307 in October 2001. It is expected that the obligation will be funded from the sale of OlymPeak lots.

The Company will be required to raise substantial additional financing in future years to sustain operations and complete the Shupe-Williams project and has made a loan application through a private investor group for an equity financing credit line totaling $5,500,000 under the terms as follows: 1) Purpose of Loan:
Renovations of property and building, construction, advertising, marketing, and working/operating capital. 2) Interest Rate: 10% per annum. Fixed rate. Interest only and may accrue. 3) Term: Five years, no prepayment penalty.
4) Investor's Fee: 2%-3% from proceeds at closing. "Due-diligence costs" to be credited against fee payable upon funding; expenditures to be pre-approved by borrower. 5) Collateral: If applicable, pledging of to-be-determined percent of available company stock. 6) Equity Participation: The Investor is entitled to receive a thirty percent (30%) interest in the sale or lease in the Shupe-Williams units. 7) Investor Internal Rate of Return: Subsequent to the repayment of all of the principle and interest there is a minimum Internal Rate of Return of twenty-five percent (25%) per annum, including a ten percent (10%) preferred return.

There can be no assurance that such funds will be sufficient in the near term or that conditions and circumstances described herein may not result in subsequent cash requirements by the Company in the immediate future just to sustain operations. In the event of such developments, attaining financing under such conditions may not be possible, or even if additional capital may be otherwise available, the terms on which such capital may be available may not be commercially feasible or advantageous.

During the next twelve months, the Company does not expect to make any significant purchases of plant or equipment. Investments in development projects will continue as cash availability permits. The Company does not anticipate any significant changes in its number of employees during the next twelve months.

YEAR 2000

The Company has reviewed the primary operations of its core business and has not experienced any problems with Year 2000 compliance. The Company's operation is not reliant upon the proper functionality of any computer system other than those use by third party vendors. The Company has not experienced any disruptions in its banking relationships, transfer agent and title companies as a result of Year 2000 related data processing problems.

ITEM 3.  PROPERTIES
___________________

The Company's corporate office is located in Ogden, Utah along with associates located in San Francisco, California; Denver, Colorado; Boston, Massachusetts; Lake Tahoe, Nevada; England and Scotland.

Currently the Company maintains its corporate office at 2605 Wall Avenue, Ogden, Utah. The office space is approximately 1,500-sq. ft. in the Shupe-Williams Plaza Building. The Company owns the Shupe-Williams Plaza property and pays no rent for the office space it utilizes.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
         ______________________________________________________________

The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each person known by the Company to own beneficially 5% or more of the Common Stock, (ii) each director and officer of the Company and (iii) all directors and officers as a group:

Name and Address                (1) Shares owned
of Beneficial Owner                Beneficially       % Owned

Larry R. & Jean P. Walker           1,240,000           32%
195 Alhambra #3
San Francisco, CA 94123

Richard V. & Carolyn C. Murray      1,207,500           31%
3748 Divisadero Street
San Francisco, CA 94123

Sheila Kelly                          281,333            7%
4775 Summit Ridge Drive
Reno, NV 89503

Sherren O'Toole                           500         .013%
1120 Canyon Rd., #44
Ogden, UT 84404

William J. Tabar                       37,500            1%
4185 Beus Dr.
Ogden, UT 84403

Russell C. Maughan                     37,500            1%
1690 Shoshone Dr.
Ogden, UT 84403

Kevin Molinari                        196,667          5.1%
2375 Bay Street
San Francisco, CA 94123

Jon R. Blanchard                       37,500            1%
PO Box 3763
Park City, Utah 84060

Officers, Directors and 5%          3,038,500         78.2%
shareholders as a group
(7 in number)

(1) The number of shares of Common Stock owned are those "beneficially owned" as determined under the rules of the Securities and Exchange Commission, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right.

(2) No officer, director or security holder listed above owns any warrants, options or rights, with the exception of Kevin Molinari, who has options to purchase an additional 600,000 shares of the Company's common stock. (See "Certain Relationships and Related Transactions.")

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS
         ________________________________

The Directors and Officers of the Company are as follows:

Name                            Age              Position
____                           _____            _________

Larry R. Walker*                63            Director, President, CEO
Richard V. Murray*              47            Director, COO/VP/Treasurer
Sherren O'Toole                 59            Secretary
Sheila Kelly*                   61            Director
William J. Tabar                68            Director
Russell C. Maughan              45            Director Chairman of Board
Jon R. Blanchard                36            Vice President of Development
                                              Services
* These persons may be deemed "promoters" of the Company as that term is defined under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

All Directors of the Company will hold office for one (1) year or until the next annual meeting of shareholders of the Company and their successors are duly elected and qualified.

The Officers of the Company are elected by the Board of Directors at the first meeting after each annual meeting of the Company's shareholders, and hold office until their death, or until they shall resign or have been removed.

Officers and Directors

Larry R. Walker/CEO. Mr. Walker has been President/CEO and Director since the inception of the Company. He is the principal broker for Marina Capital and Managing Member for the Shupe-Williams Plaza LLC. Mr. Walker has been a developer and manager of a major ski resort in the State of Utah. He established and managed a regional office for a national brokerage firm. Mr. Walker has owned and managed a business and financial services consulting company for small to medium sized businesses. Mr. Walker has been an executive with an investment banking firm and president of Equitable Business & Financial Services Inc., a business consulting firm, and SCOR Financial Associates, Inc., a securities consulting company. Mr. Walker also has had extensive business management, real estate development, securities and financial planning experience. He is a licensed Real Estate Broker and obtained his Real Estate Brokers License from the State of Utah in 1982. He obtained a California
Real Estate Sales License in 1986.  He also was an airline pilot for ten years.

Richard V. Murray/COO-Treasurer. Mr. Murray has been a Vice President and Director since the inception of the Company. Mr. Murray has been engaged in real estate as an investor, broker and developer since 1978. Mr. Murray has been a featured speaker for several real estate investment and brokerage firms specializing in commercial investment and development. Mr. Murray has also been a consultant for corporate CEO's and other corporate executives engaged in acquisition negotiations. Mr. Murray graduated Cum Laude from Holy Cross in 1973 with a Bachelor of Arts Degree in History. Mr. Murray obtained his California Real Estate Brokers License in 1980. He is currently the Chief Operating Officer and Principal Broker for the San Francisco Real Estate & Investment office.

Sherren O'Toole/Secretary. Ms. O'Toole was selected by the Board of Directors to fill the remaining term of office of Secretary upon the resignation of Sheila Kelly in April of 1999. Ms. O'Toole has been involved in real estate as an investor, sales agent, property manager and real estate office manager for fifteen (15) years. Prior to that time, Ms. O'Toole was a Tax Technician and Supervisory Manager for the Internal Revenue Service for fifteen (15) years. Ms. O'Toole attended Weber State University in Ogden, Utah.

Sheila Kelly/Director. Ms. Kelly has been a Director of the Company since its inceptioin and the Corporate Secretary through March of 1999. Ms. Kelly has been involved in real estate as an investor, consultant and sales agent for fifteen (15) years. Ms. Kelly has also consulted with clients in the acquisition of residential and commercial real estate properties and has also been involved in several condominium conversion projects. Ms. Kelly attended Mon Fertiles Finishing School in Morges, Switzerland and obtained a Degree in French Literature. Ms. Kelly obtained her Real Estate Sales License from the State of California in 1973.

William J. Tabar/Business Development/Director. Mr. Tabar has been a Director of the Company since May of 1997. Mr. Tabar was co-founder of VR Utah, Inc. VR Utah, Inc. opened its first business brokerage office twenty (20) years ago in Ogden, Utah. Mr. Tabar currently owns and manages four business brokerage offices located throughout the State of Utah. Mr. Tabar is a member of the International Business Broker Association, the M & A Source, and a Certified Business Intermediary. Before co-founding VR Utah, Inc., Mr. Tabar was Chief Operating Officer and Executive Vice President of Scott USA, a privately owned company, which manufactured ski and motorcycle products domestically and internationally. Mr. Tabar holds a M.S. Degree in Chemical Engineering from West Virginia University.

Russell C. Maughan/Director. Mr. Maughan has been a Director of the Company since May of 1997 and is currently Chairman of the Board. Mr. Maughan presently serves as Vice President of Home Abstract & Title Co. in Ogden, Utah, and has been an officer and director for the past twenty (20) years. He is also a trustee, stockholder and trust officer of Home Abstract & Title Co. Mr. Maughan is designated as a Utah Registered Abstractor and Licensed Title Agent. Mr. Maughan is a General Partner of Wolf Creek Country Club Associates. He is a member of the Ogden Chamber of Commerce, Utah Homebuilders Legislative Affairs Committee and Ogden Board of Realtors. Mr. Maughan has also been a Utah State Republican Party Delegate.

Jon R. Blanchard/Development Services. Mr. Blanchard is currently Vice President of Marina Capital Development Services. Mr. Blanchard has been involved in land planning and landscape architectural design since graduating from Kansas State University's College of Architecture and Design in 1988. He has extensive experience in land planning, landscape architectural design and consultation for various resort, hotel, skiing, golf course, light industrial, retail commercial and residential projects. Mr. Blanchard has prepared design construction documents, cost estimates, specifications and bid documents of several parks throughout New York City and has worked on high-end projects in 14 states. Mr. Blanchard is the owner and president of 13 Design Studio in Park City, Utah. Mr. Blanchard has done extensive work and consultation on Utah's Winter Sports Park, which will be the site of all ski jumping, bobsled and luge events during the 2002 Winter Olympics.

ITEM 6.  EXECUTIVE COMPENSATION
         ______________________

                             Annual Compensation

Name and Principal                               Other         Total
Position                   Year    Salary     Compensation   Compensation

Larry R. Walker(1)         1999    $75,000      $9,600(2)      $84,600
President/CEO

Richard V. Murray(1)       1999    $75,000      $9,600(2)      $84,600
Treasurer/COO

Jon R. Blanchard(1)        1999    $62,400      $9,600(2)      $72,000
Vice President/
Development Services

Sherren O'Toole            1999    $26,400         0           $26,400
Corporate Secretary

(1) Mr. Larry Walker spends approximately 100% of his time on the Company's business. Mr. Rick Murray spends approximately 100% of his time on the Company's business. Mr. Jon Blanchard spends approximately 100% of his time on the Company's business. Ms. Sherren O'Toole spends approximately 100% of her time on the Company's business.

(2) The $9,600.00 annual Other Compensation represents, $800.00 per month for expenses and travel allowances.

The Company has entered into a seven (7) year Employment Agreement with its CEO, Larry R. Walker and COO, Richard L. Murray. The Company pays both its CEO and COO, $6,250 per month, and $800 per month expense/travel allowance.

The Company has entered into a three (3) year Employment Agreement with its Vice President, Jon R. Blanchard. The Company will pay its Vice President of Development Services, $62,400 per year and $800.00 per month miscellaneous expense allowance.

Each outside Director receives $100.00 for attending meetings of the Board of Directors and all Directors are reimbursed for out-of-pocket expenses incurred in connection with the Company's business.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
         ______________________________________________

The Company has not entered into any transactions during the last two fiscal years with any director, executive officer, director nominee, or shareholder of 5% or more, with the exception of Kevin Molinari. The Company on October 20, 1998, issued to Kevin Molinari 300,000 options to be exercised on or before October 20, 2004, at an exercise price of $2.50 per share. Additionally, the Company issued to Kevin Molinari 200,000 options to be exercised on or before December 14, 2004, at an exercise price of $2.50 per share. The options were issued in exchange for services related to promoting the Company. Marina, on March 15, 1999, issued to

Kevin Molinari 100,000 options as an inducement to make an investment in the Company, which were to be exercised on or before May 15, 1999, at an exercise price of $2.00 per share. On May 15, 1999, Mr. Molinari exercised options for 82,500 shares of restricted common stock at an exercise price of $2.00 per share and the remaining 17,500 options expired.

The Company has not entered into transactions with any member of the immediate families of the foregoing persons (includes spouse, children, siblings, and in-laws), nor is any such transaction proposed.

Mr. Molinari has provided investment funds and consulting, and the Company considers him to be a valued and trusted advisor in financial and real estate matters. The Company considers it desirable and in its best interest that Mr. Molinari be given an inducement to continue to provide advice and investment funds for the Company.

There have been no transactions with VR Utah.

ITEM 8.  DESCRIPTION OF SECURITIES
         _________________________

Common Stock
____________

The authorized capital stock of the Company consists of 30,000,000 shares of $.001 par value Common Stock. All shares have equal voting rights and are non-assessable. Voting rights are not cumulative, and therefore, the holders of more than fifty percent (50%) of the Common Stock of the Company could, if they chose to do so, elect all the Directors.

Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The shares of Common Stock presently outstanding are fully paid and non-assessable.

Holders of Common Stock are entitled to share equally in dividends when, and if declared by the Board of Directors of the Company, out of funds legally available thereof. The Company has not paid any cash dividends on its Common Stock, and it is unlikely that any such dividends will be declared in the foreseeable future.

As of the date hereof, the Company had outstanding 4,080,427 shares of common stock.

Preferred Stock
_______________

The Company is authorized to issue 5,000,000 shares of Preferred Stock, no par value, of which 124,259 shares have been issued and outstanding or subscribed for as of September 30, 2000 the date hereof.

In general, any of the Company's Preferred Stock may be issued in series from time to time with such designation, rights, preferences and limitations as the Board of Directors of the Company may determine by resolution. The rights, preferences and limitations of separate series of Preferred Stock may differ with respect to such matters as may be determined by the Board of

Directors. This is to include, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any), and voting rights. The potential exists therefore, that additional preferred stock might be issued which would grant additional dividend preferences and liquidation preferences to preferred shareholders. Unless the nature of a particular transaction and applicable statutes require such approval, the Board of Directors has the authority to issue these shares without
shareholder approval.   The issuance of Preferred Stock may have the effect of
delaying or preventing change in control of the Company without any further action by shareholders.

Dividends
_________

The Company has never paid a cash dividend on its Common Stock nor does the Company anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of the Company not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Under Utah law, a company is prohibited from paying dividends if the company, as a result of paying such dividends, would not be able to pay its debts as they come due, or if the company's total liabilities and preferences to preferred shareholders exceed total assets. Any payment of cash dividends of the Common Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.

                                   PART II

ITEM 1.  LEGAL PROCEEDINGS
         _________________

The Company is not party to any pending litigation and none is contemplated nor has been threatened.

ITEM 2. MARKET PRICE OF SECURITIES AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS
         ____________________________________

Market For Common Stock and Related Stockholder Matters:

There is no public trading market for the Company's Common Stock. The Company intends to apply to have the Common Stock traded on the OTC Bulletin Board. No assurance can be given that such application will be approved and, if approved, that an active trading market for the Common Stock will be established or maintained.

There are no outstanding options or warrants to purchase, or securities convertible into, shares of Common Stock.

As of the date hereof, there are 3,701,284 shares of Common Stock that could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act").

Holders of Record:

As of September 30, 2000, there were 108 holders of record of the Company's Common Stock.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
         _____________________________________________

There has been no change in principal independent accountants or reported disagreements on any matter of accounting principles or procedures or financial statement disclosures during the Company's two most recent fiscal years.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
         _______________________________________

As of Dec 31, 1999 the Company had 4,0458,774 shares of its $.001 par value common stock issued and outstanding of which 3,701,284 shares were issued in transactions exempt by reason of Section 4(2) of the Securities Act of 1933, as amended, and 179,900 shares were issued in transactions exempt by reasons of Rule 504 of Regulation D promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended.

Between February 20, 1996 and May 15, 1996, in connection with its formation, the Company issued a total 2,703,000 common shares to each of its three (3) founders, Larry Walker received 1,230,000 shares for $2,000 cash and services valued at $10,300, Rick Murray received 1,230,000 shares for $2,000 cash and services valued at $10,300 and Sheila Kelly received 243,000 shares for $44,688 cash. The issuance was exempt by virtue of Section 4(2) of the Securities Act of 1933, as amended.

Between May of 1996 through March of 1999, the Company issued to twenty-seven
(27) individuals an aggregate of 784,481 shares of its common stock by virtue of Section 4(2) of the Securities Act of 1933, as amended, for a total consideration of $699,473 in cash, exchange for properties and services.

On April 28, 1997, the Company completed the issuance of 138,255 shares in a transaction exempt by reason of Rule 506 of Regulation D and pursuant to
Section 4(6) of the Securities Act of 1933, as amended, at $2.00 per share for a total consideration of $276,510.

Between August 8, 1997, and April 30, 1998, the Company issued 84,259 shares of its no par value preferred stock to seven (7) people in transactions exempt by reason of Section 4(2) of the Securities Act of 1933, as amended in consideration of $220,778.

From February of 1998 to August of 1998, the Company issued 77,215 shares of its common stock in transactions exempt by reason of Rule 505 of Regulation D promulgated pursuant to Section 4(6) of the Securities Act of 1933, as amended, at $3.25 per share for a total consideration of $250,949.

On April 14, 1999, the Company completed an exempt offering by virtue of a 504 of Regulation D and Section 3(b) of the Securities Act of 1933, as amended, at $3.75 per share issued 179,900 shares for total proceeds of $674,625.

Between January 1, 2000 and June 30, 2000, the Company issued 40,000 shares of its no par value preferred stock to three (3) people in transactions exempt by reason of Section 4(2) of the Securities Act of 1933, as amended in consideration of $150,000.

The Company exercised an option on December 31, 1996 and in an arms length transaction, acquired property from Ski Inn At Powder Mountain, a Limited Partnership in which Mr. Larry R. Walker, a director and president of the Company was the General Partner. The Limited Partnership received 60,000 shares of the Company's $.001 par value Common Stock in consideration for the properties valued at $120.000.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
         _________________________________________

The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction or upon a pleas of nolo contenders or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation; but no indemnification shall be made in respect of any claim, issue, or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

To the extent that a director, officer, employee, fiduciary or agent of a corporation has been successful on the merits in defense of any action, suit, or proceeding referred to in (a) or (b) of this Article VII or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorney fees) actually and reasonably incurred by him in connection therewith.

Any indemnification under (a) or (b) of this Article VII (unless ordered by a court) and as distinguished from (c) of this Article shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, fiduciary or agent is proper in the circumstances because he has meet the applicable standard of conduct set forth in (a) or (b)) above. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or, if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs.

Expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized in Section
(d) of this Article, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

The board of directors may exercise the corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article.

The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person.

                                   PART III

ITEM 1.  INDEX TO EXHIBITS
         _________________

The following list describes the exhibits filed as part of this Registration Statement on Form 10-SB:

Exhibit No.		Description of Document

3.1         Articles of Incorporation of Marina Capital, Incorporated.

3.2         Bylaws of Marina Capital, Incorporated.

4.0         Specimen form of Registrant's common stock.

10.1 Employment Agreement dated November 1, 1996 between Marina Capital, Inc., and Larry R. Walker.

10.2 Employment Agreement dated November 1, 1996 between Marina Capital, Inc., and Richard V. Murray.

10.3 Employment Agreement dated April 1, 1999, between Marina Capital Inc., and John R. Blanchard.

10.4 Option Agreements dated, October 20, 1998, between Kevin Molinari and Marina Capital, Inc. for 300,000 options.

10.5 Option Agreement dated, December 14, 1998, between Kevin Molinari and Marina Capital, Inc. for 200,000 options.

10.6 Subscription/Option Agreement dated March 15, 1999, between Kevin Molinari and Marina Capital, Inc. for 100,000 options.

10.7        Consent of Accountants.

10.8        Letter of Intent and Understanding between VR Utah and Marina
            Capital, Inc.

10.9        Financing Terms OlymPeak Estates Subdivision

10.10 Real Estate Purchase Contract Shupe Williams Plaza (the Company) and Ogden City Corporation and Ogden City Neighborhood Development Agency.

10.11 Real Estate Purchase Contract Shupe Williams Plaza (the Company) and Ogden City Corporation and Ogden City Neighborhood Development Agency. (Revised)

10.12 Extension of Agreement Letter between Marina capital, Inc. and City of Ogden Community & Economic Development Department dated March 2, 2001.

23.0 Loan Agreement dated, October 31, 1996, between the Maughn Family Trust and Marina Capital, Inc.

ITEM 2.  DESCRIPTION OF EXHIBITS
         _______________________

The required exhibits are attached hereto, as noted in Item 1 above.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       Marina Capital, Inc.

                                                       /s/ Larry Walker
                                                       ____________________
                                                       by: Larry Walker
                                                           President
Date: March 12, 2001

                                   PART IV
                                   _______

ITEM 1.  FINANCIAL STATEMENTS
         ____________________

See pages F-1 to F-21

ITEM 2.  FINANCIAL STATEMENTS
         ____________________

ITEM 3.  FINANCIAL STATEMENTS AND EXHIBITS
         _________________________________

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

                      CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1999, 1998 AND 1997


                                  INDEX
                                                              Page

Independent Auditor's Report                                   F-1

Consolidated Balance Sheets                              F-2 - F-3

Consolidated Statements of Operations			 F-4 - F-5

Consolidated Statements of Cash Flows			 F-6 - F-7

Consolidated Statements of Redeemable
 Preferred Stock and Stockholders' Equity                      F-8

Notes to Consolidated Financial Statements		 F-9 -F-21

                         INDEPENDENT AUDITOR'S REPORT



To the Shareholders and Board of Directors
Marina Capital, Incorporated

We have audited the accompanying consolidated balance sheets of Marina Capital, Incorporated, (a development stage enterprise), a Utah corporation, as of December 31, 1999, December 31, 1998 and 1997 and the related consolidated statements of operations, redeemable preferred stock and stockholders' equity, and cash flows for the years then ended and for the period from March 5, 1996 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marina Capital, Incorporated as of December 31, 1999, December 31, 1998 and 1997 and the results of its operations and its cash flows for the periods March 5, 1996 (inception) to December 31, 1999 in conformity with generally accepted accounting principles.


					Davis, James, & Chase-Kraaima
					Certified Public Accountants
					Ogden, Utah



February 15, 2000

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

                         CONSOLIDATED BALANCE SHEETS

                                    ASSETS

                                        December 31,  December 31,  December 31,
                                            1999          1998          1997
                                        ____________  ____________  ____________
CURRENT ASSETS
  Cash                                  $   15,714    $  166,342     $   15,277
  Escrow deposits                           45,100        51,100          2,100
  Accounts receivable                            0        15,000         15,000
  Deposits                                     220           220              0
                                        __________    __________     __________
     TOTAL CURRENT ASSETS                   61,034       232,662         32,377
                                        __________    __________     __________

OTHER ASSETS
  Office equipment (net)                     4,897         4,101          1,840
  OlymPeak Estates land                  1,354,445     1,263,878      1,184,702
  Powder Mountain land                      96,000        96,000        120,000
  Sanpete development                            0        10,402          6,127
  Shupe-Williams Plaza                     287,986       151,417         20,012
                                        __________    __________     __________

     TOTAL OTHER ASSETS                  1,743,328     1,525,798      1,332,681
                                        __________    __________     __________

TOTAL ASSETS                            $1,804,362    $1,758,460     $1,365,058
                                        ==========    ==========     ==========


                     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accrued interest                        $   63,620    $   40,019     $   57,036
  Accounts payable                           8,926        16,576         43,417
  Payroll taxes payable                      2,200         1,001          4,473
  Current maturities of notes payable       74,546        17,951         64,819
Trust deposits                              45,100        51,100          2,100
                                        __________    __________     __________

     TOTAL CURRENT LIABILITIES             194,392       126,647        171,845
                                        __________    __________     __________

LONG-TERM LIABILITIES:
  Note payable                             729,853       694,181        759,000
  Less current portion                     (74,546)      (17,951)       (64,819)
                                        __________    __________     __________

     TOTAL LONG-TERM LIABILITIES           655,307       676,230        694,181
                                        __________    __________     __________

     TOTAL LIABILITIES                     849,699       802,877        866,026
                                        __________    __________     __________



               See accompanying notes and accountants' report.

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

                   CONSOLIDATED BALANCE SHEETS (CONTINUED)

                                        December 31,  December 31,  December 31,
                                            1999          1998          1997
                                        ____________  ____________  ____________

REDEEMABLE PREFERRED STOCK
 Redeemable Preferred stock -
  5,000,000 shares no par
  value authorized
  84,259 shares issued and outstanding      240,778        240,778
  74,259 shares issued and outstanding                                  210,778
                                                                      _________

     TOTAL REDEEMABLE
       PREFERRED STOCK                      240,778        240,778      210,778
                                        ___________    ___________    _________


STOCKHOLDERS' EQUITY
 Common stock - 30,000,000 shares
 $.001 par value authorized
  4,058,774 shares issued
     and outstanding                      2,226,481
  3,883,464 shares issued
     and outstanding                                     1,799,012
  3,552,027 shares issued
     and outstanding                                                    963,248

  Contributed capital                     1,390,464      1,344,166      797,571

Deficit accumulated in the
   development stage                     (2,903,060)    (2,428,373)  (1,468,565)
                                        ___________      _________    _________

    TOTAL STOCKHOLDERS' EQUITY              713,885        714,805      288,254
                                        ___________      _________    _________

     TOTAL LIABILITIES AND
       STOCKHOLDERS' EQUITY             $ 1,804,362    $ 1,758,460  $ 1,365,058
                                        ===========    ===========  ===========


               See accompanying notes and accountants' report.


                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                  Year ended    Year ended     Year ended     March 5, 1996
                                 December 31,  December 31,   December 31,    (inception)to
                                     1999          1998           1997       December 31, 1999
                                 ___________   ___________    ___________    _________________
REVENUE
  Real estate sales
   commissions                    $  34,134      $   3,642     $  56,530       $    94,306
  Rent - land                         1,200          2,100             0             3,300
  Sale of
   land                                   0         40,000             0            40,000
                                  _________    ___________     _________     _____________

     TOTAL REVENUE                   35,334         45,742        56,530           137,606
                                  _________    ___________     _________     _____________


  Cost of sales                           0         25,000             0            25,000
                                  _________    ___________     _________     _____________
     GROSS MARGIN                    35,334         20,742        56,530           112,606

OPERATING EXPENSES
  Abandoned projects                 25,402          1,781             0            27,184
  Accounting                         13,697          8,767         9,519            36,519
Advertising and
   promotion                            946          9,679         1,559            13,712
  Commissions                        19,772          9,307        36,030            77,435
  Consulting                          9,714         41,540        21,332           184,321
  Dues and registrations              2,599          1,082         1,319             8,250
Legal                                19,659         37,615       166,553           240,360
  Office expenses                    16,360         18,298         7,923            50,583
  Miscellaneous                      10,039          2,336         3,968            17,822
  Rent                                  999         10,084        14,196            28,898
  Taxes                              17,361         20,778        17,350            56,033
  Travel & entertainment             16,554         26,763        15,623            75,455
  Telephone                           9,116         15,460         8,266            38,287
  Salaries                          232,906        171,919       185,559           602,634
  Insurance                          18,477          5,645         8,415            32,537
  Auto                               27,819         20,436        17,820            66,075
  Depreciation                        1,101            456             0             1,557
 Other compensation                  46,298        550,595       793,571         1,390,464
                                  _________    ___________     _________     _____________


TOTAL OPERATING
      EXPENSES                      488,819        952,541     1,309,003         2,948,126
                                  _________    ___________     _________     _____________

     NET LOSS FROM
      OPERATIONS                   (453,485)      (931,799)   (1,252,473)       (2,835,520)
                                  _________    ___________     _________     _____________

OTHER INCOME AND (EXPENSES)
  Interest income                     7,291          2,874           515            11,743
  Interest expense                  (28,493)       (30,883)      (19,908)          (79,284)
                                 __________    ___________     _________     _____________

     TOTAL OTHER INCOME
      AND (EXPENSE)                 (21,202)       (28,009)      (19,393)          (67,541)
                                 __________    ___________     _________     _____________


               See accompanying notes and accountants' report.

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

               CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

                                  Year ended    Year ended     Year ended     March 5, 1996
                                 December 31,  December 31,   December 31,    (inception)to
                                     1999          1998           1997       December 31, 1999
                                 ___________   ___________    ___________    _________________

NET LOSS                         $ (474,687)   $ (959,808)    $(1,271,866)    $(2,903,061)

Basic and Diluted
  LOSS PER SHARE                      $(.12)        $(.26)          $(.39)

WEIGHTED AVERAGE
 COMMON SHARES--
  Basic and Diluted               3,971,119     3,717,746       3,285,446


        See accompanying notes and accountants' report.


	MARINA CAPITAL, INCORPORATED
	(A Development Stage Enterprise)

	CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  Year ended    Year ended     Year ended     March 5, 1996
                                 December 31,  December 31,   December 31,    (inception)to
                                     1999          1998           1997       December 31, 1999
                                 ___________   ___________    ___________    _________________

OPERATING ACTIVITIES
____________________

Net loss                         $(474,687)    $(959,808)     $(1,271,866)   $(2,903,061)
Adjustments to reconcile
 net loss to net cash
 used in  operating
 activities:
  Changes in operating
  assets and liabilities
   Accounts receivable              15,000          (220)          (9,554)          (220)
   Accounts payable and
    accrued expenses                17,150       (47,329)         104,925         74,746
  Depreciation                       1,101           456                0          1,557
  Gain on sale of asset                  0       (16,000)               0        (16,000)
  Stock option compensation         46,298       550,595          793,571      1,390,464
  Stock issued for services              0        60,775          170,803        231,578
                                 _________     _________      ___________    ___________

Net cash used
 in operating activities          (395,138)     (411,531)        (212,121)    (1,220,936)
                                 _________     _________      ___________      _________
INVESTING ACTIVITIES

Sale of land                             0        40,000                0         40,000
Real estate development           (194,838)     (214,856)        (319,826)    (1,015,535)
Purchase of equipment               (1,897)       (2,718)          (1,830)        (6,454)
                                 _________     _________      ___________      _________

Net cash used
 in investing activities          (196,735)     (177,574)        (321,656)      (981,989)
                                 _________     _________      ___________      _________

FINANCING ACTIVITIES

Proceeds from notes payable         55,000             0           54,000        492,000
Principle payments on
 notes payable                     (19,328)      (64,819)        (403,000)      (487,147)
Proceeds from sale of
 common stock (net of stock
 issue costs of $3,750 in
 1999, $125,291 in 1998, and
 $63,896 in 1997)                  405,573       774,989          659,311      1,973,008
Proceeds from sale of
 Redeemable preferred stock              0        30,000          210,778        240,778
                                 _________     _________      ___________      _________

Net cash provided in
 financing activities              441,245       740,170          521,089      2,218,639
                                 _________     _________      ___________      _________

Increase (Decrease)
  in cash                         (150,628)      151,065          (12,688)        15,714

Cash at beginning of
  period                           166,342        15,277           27,965              0
                                 _________     _________      ___________    ___________
Cash at end of period            $  15,714     $ 166,342      $    15,277    $    15,714
                                 =========     =========      ===========    ===========


See accompanying notes and accountants' report.


                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

              CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                             FOR THE YEARS ENDED

                                  Year ended    Year ended     Year ended     March 5, 1996
                                 December 31,  December 31,   December 31,    (inception)to
                                     1999          1998           1997       December 31, 1999
                                 ___________   ___________    ___________    _________________

SUPPLEMENTAL DISCLOSURES
________________________

Non-cash investing
activities -
 Acquisition of land
 with issuance
 of note payable                                                             $725,000

Cash paid during the
year for Interest                $   60,765    $  108,085     $  74,620      $243,470



               See accompanying notes and accountants' report.

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

 CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

            FOR THE YEARS ENDED  DECEMBER 31, 1999, 1998 AND 1997

                                REDEEMABLE                                                   ACCUMULATED
                             PREFERRED STOCK             COMMON STOCK                          IN THE
                             NO. OF                  NO. OF                  CONTRIBUTED     DEVELOPMENT
                             SHARES    AMOUNT        SHARES       AMOUNT       CAPITAL          STAGE
Stock issued 1996                                   3,018,864    $133,134
Net loss 1996                                                                                $  (196,699)

Balance December 31, 1996         0       $ 0       3,018,864     133,134     $       0         (196,699)

Stock issued                 74,259   210,778         533,163     830,114                              0
Issuance of stock options                                                       793,571
Net loss                                                                                      (1,271,866)

Balance December 31, 1997    74,259   210,778       3,552,027     963,248       793,571       (1,468,565)

Stock issued                 10,000    30,000         331,437     835,764                              0
Issuance of stock options                                                       550,595
Net loss                                                                                        (959,808)

Balance December 31, 1998    84,259   240,778       3,883,464   1,799,012     1,344,166       (2,428,373)

Stock issued                      0         0         175,310     427,469                            0
Issuance of stock options                                                        46,298
Net loss                                                                                        (474,687)

Balance December 31, 1999    84,259  $240,778       4,058,774  $2,226,481     1,390,464      $(2,903,060)


               See accompanying notes and accountants' report.

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A.  Nature of Business

    Marina Capital, Incorporated (the Company) was incorporated in Utah on March 5, 1996. The purpose of the company is to invest in and develop various real estate and other business opportunities. The company has two projects in various stages of development in the Northern Utah area, the OlymPeak Estates project and the Shupe-Williams Building project. The Company has formed two wholly owned Limited Liability Companies to own and manage the Shupe-Williams building project. The Shupe-Williams building was purchased by Shupe-Williams Plaza, LLC for $100 and is it's only asset. Shupe-Williams Plaza, LLC is 100% owned by Marina Holding, LLC which has no other assets. Marina Holding, LLC is 100% owned by Marina Capital, Incorporated. All three companies have been consolidated into these financials and any intercompany transactions have been eliminated.

B.  Income Taxes

    The company elected subchapter-S status at inception. This election has been terminated as of January 1, 1997. There are no tax liabilities at this time, as the Company has operated at a loss since inception. The Company has adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (See Note 6).

C.  Revenue Recognition

    The Company recognizes revenue from the sales of real estate using the accrual method. Income from land sales is recorded when title to the property is transferred to the buyer, the buyers' minimum initial investment is sufficient to ensure collection of the remaining proceeds, and when the Company's costs of development are known and estimable. Estimated future costs to be incurred by the Company after the sale is included in the cost of sale.

    Although deposits have been received on certain properties under development, only one sale totaling $40,000 has been consummated from the date of inception through December 31, 1999.

D.  Real Estate Development Cost

    Cost directly related to the acquisition and development of real estate assets, including overhead costs directly attributable to real estate development are capitalized and expended when the related projects are sold or abandoned. Costs directly associated with the development of real estate projects include the cost of land, materials, labor, subcontractors, licensing, fees, building permits, surveys, insurance, taxes, and any other costs directly associated with the development. Interest on loans to purchase or develop real

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

D.  Real Estate Development Cost (Continued)

    estate projects is capitalized against the specific project to which it applies. In addition, the estimated value of 20,831 shares of the Company's common stock (valued at approximately $21,896) issued in exchange for architectural and drafting services has been capitalized as development cost.

    As of December 31, 1999, no overhead cost has been considered directly attributable to development of real estate, and therefore, no such overhead costs have been capitalized.

E.  Commission Revenue

    The Company operates a small real estate sales division with approximately three agents. The Company generally receives a 6 percent commission on brokered real estate sales which is recognized as such sales are closed and the buyers' down payment and credit worthiness are sufficient to demonstrate their ability to pay the remaining balances.

F.  Stock-based Compensation

    The Company has adopted the footnote disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock Based Compensation while measuring compensation costs for stock-based compensation using the intrinsic-value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

G.  Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

H.  Cash and Cash Equivalents

    For purposes of the statements of cash flows, the Company considers all short term instruments purchased with a maturity of three months or less to be cash equivalents.

I.  Real Estate Valuation

    Real estate is recorded at the lower of cost or estimated fair value. All real estate projects are currently in the development state. Any write-down to estimated fair value is recorded when it becomes evident to the Company that the carrying cost of the project will exceed the

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

I.  Real Estate Valuation (Continued)

    future nondiscounted cash flow from sale of the property, less related selling costs. In making this determination, the Company considers factors such as recent sales of developed property, changes in the use for property, and projected demand for developed properties. This evaluation is made by management on a property by property basis. The evaluation of fair value and future cash flows from individual properties requires significant judgment, and it is reasonably possible that a change in estimate could occur. As of December 31, 1999, the Company has not recognized any impairment losses in connection with real estate under development.


NOTE 2 - RELATED PARTY TRANSACTIONS

The Company was organized by Richard V. Murray and Larry R. Walker. Salaries and expense allowance have been paid to these individuals. They are currently working to develop the company with compensation of $6,250 each month.

                                     Year ended     Year ended     Year ended
                                    December 31,   December 31,   December 31,
                                        1999           1998           1997
                                    ____________   ____________   ____________
    Salaries and expense
     allowance paid to
      related parties                 $175,450       $169,200      $  169,200
    Stock based compensation            46,298        550,595         793,571
                                      ________       ________      __________
     Total                            $221,748       $719,795      $  962,771
                                      ========       ========      ==========

The Company purchased 65 acres of land called the Snowbasin land from the Maughan Family Partnership for $975,000 on October 31, 1996. The Maughan Family Partnership issued a note for $725,000 as part of the purchase price. Russell Maughan, who is a 1% shareholder and chairman of the Board of Marina Capital is also a partner in the Maughan Family Partnership. The Company feels it was an arms-length transaction.

On December 30, 1996, the Company purchased a two acre lot at Powder Mountain from Ski Inn, a company in which Larry Walker was an owner. The purchase price was $120,000 in stock (See Note 11) which was the fair market value of the land.

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3 - NOTES PAYABLE

The Company has the following notes outstanding:

                                  December 31,    December 31,  December 31,
                                      1999            1998          1997
                                  ____________    ____________  ____________

Maughan Family Partnership -
  8.25% secured by
   OlymPeak development
    land, annual payments
     of $75,221, balance due
      October 31, 2001            $674,853          $694,181      $705,000

Priest-8%, due June 30, 2000,
  unsecured stockholder             25,000                 0             0
Coombs-8%, due Feb 1, 2000,
  unsecured stockholder             30,000                 0             0
Hovey-13%, due May 1, 1997,
  unsecured                              0                 0        54,000
                                  ________          ________      ________

Total                              729,853           694,181       759,000

Less current maturities
  of notes payable                  74,546            17,951        64,819
                                  ________          ________      ________

Long-term portion                 $655,307          $676,230      $694,181


5 year repayment schedule

          2000          $ 74,546
          2001           655,307
                        $729,853

                                         1999            1998            1997
                                         ____            ____            ____

Interest capitalized                   $57,165         $58,541         $59,812
Interest expensed                       28,493          30,883          19,908

Total interest paid                    $85,658         $89,424         $79,720

Interest on the Maughan note has all been capitalized against the OlymPeak development. Interest expensed relates to notes payable and preferred stock.

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 4 - REDEEMABLE PREFERRED STOCK

During the year ended December 31, 1997, the Company issued 74,259 shares of redeemable preferred stock at a price of $2.50 to $3.00 per share. An additional 10,000 shares of redeemable preferred stock was issued for $3.00 per share in 1998. The redeemable preferred stock bears interest at 10 to 12 percent per annum which is payable in cash or additional preferred stock of the Company, at the option of the holder.

Interest related to preferred stock in the amounts of $26,493, $25,819, and $7,228 for the years ended December 31, 1999, 1998, and 1997, respectively has been recognized as interest expense in the accompanying consolidated statements of operations. Unpaid interest due preferred shareholders totaling $53,341, $30,447, and $7,228 as of December 31, 1999, 1998, and 1997, respectively has been included in accrued interest in the accompanying consolidated balance sheets.

After one year from date of issuance, the preferred shares, along with any related unpaid accrued interest, are redeemable, at the option of the holder for cash or convertible into common stock of the Company at a stipulated price of $3.00 to $3.25 per share of common stock, the approximate market value of the common stock as of the date of issuance of the preferred stock. Furthermore, after two years from the date of issuance, the Company has the option, and may elect to redeem, the preferred stock at a price of $3.00 to $3.50 per share plus any unpaid interest.

Four of the preferred stockholders, representing 120,000 shares of preferred stock also have the option of redeeming their stock towards the purchase of a lot in the OlymPeak Estates project at the prevailing sales price for such lots.

As of December 31, 1999, none of the preferred stock has been redeemed and no stockholder has exercised their conversion rights.

NOTE 5 - LOSS PER COMMON SHARE

Basic loss per common share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is the same as basic loss per share since options to purchase 905,877, 888,346 and 355,203 potential shares of common stock for the years ended December 31, 1999, 1998, and 1997, respectively, are not included in the computation of diluted loss per share as their effect would have been anti-dilutive.

NOTE 6 - INCOME TAXES

The Company has adopted SFAS No. 109, Accounting for Income Taxes. Generally, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 - INCOME TAXES (Continued)

However, no deferred tax assets or liabilities have been reflected in the financial statements. There are no differences between the carrying values of assets and liabilities for book verses tax basis. The Company has operated at a loss since inception. The Company feels that any tax benefit from these operating losses is uncertain and would be reduced to zero under the valuation allowance rules. The Company has net operating losses of $2,706,361 for federal and $2,706,061 for state tax purposes as of December 31, 1999. They begin to expire in the year 2017.

NOTE 7 - CONTINGENT LIABILITIES

Ogden City Corporation and the Ogden City Redevelopment Agency each hold a $125,000 trust deed note on the Shupe-Williams Building and adjacent lot. Said notes will be deemed satisfied upon sufficient completion of the project as specified in the Real Estate Purchase Agreement. The Company is also subject to restrictions on transfer of the building (See the agreement for complete details). Management has not reported this obligation in the financial statements due to its contingent nature. They feel it will never be paid as it will be satisfied upon completion of the project or canceled if the building is returned to the sellers. Subsequent to the date of this audit, the Company, through its wholly owned subsidiary, Shupe-Williams Plaza, LLC and Ogden City Corporation (the "City") and the Ogden City Redevelopment Agency (the "Agency"), did agree, by virtue of a Letter Agreement dated March 3, 2001, to extend the terms and conditions of the Real Estate Purchase Contract ("REPC"), dated October 20, 1997, for an additional six (6) month period from the date of the Letter Agreement. In the event that the Company is not able to meet the terms and conditions set forth in the REPC, The Company will be in default and the City and Agency could foreclose on their deeds of trust. The Company could find itself losing $287,986, which it has invested in the project to date. Thus, the Company could be impaired in its ability to be able to raise capital.

NOTE 8 - ESCROW DEPOSITS

The Company has established bank trust accounts to hold money restricted for specified uses.

    REAL ESTATE TRUST - This is a trust account to hold real estate customer deposits.

    SHUPE-WILLIAMS TRUST - This is a trust account to hold deposits from individuals who are interested in purchasing Shupe-Williams Building condo units when completed. The funds are refundable if not completed.

    OLYMPEAK TRUST - This is a trust account to hold deposits from individuals interested in purchasing lots in the OlymPeak subdivision when completed. The funds are refundable if not completed.

                               December 31,    December 31,   December 31,
                                   1999            1998           1997
                               ____________    ____________   ____________

    Real Estate Trust            $   100         $ 8,100         $    0
    Shupe Williams Trust          19,000          17,000          2,100
    OlymPeak Trust                26,000          26,000              0
                                 _______         _______         ______

                                 $45,100         $51,100         $2,100

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 9 - ACCOUNTS RECEIVABLE

In 1997 Marina Capital contracted to do consulting and due diligence work for Mr. Joseph Graves on development of the Rincon Golf and Country Club Community. The project was abandoned in March 1999 and charged to abandoned project expense.

NOTE 10 - SALE OF SKI INN LAND

In 1998 the Company sold an approximate .40 acre of the Ski Inn land at Powder Mountain. It was sold for $40,000 less $1,000 closing costs with a cost basis of $24,000 showing a profit of $15,000. The property was sold to an unrelated party.

NOTE 11 - REAL ESTATE

I.	OLYMPEAK ESTATES (SNOWBASIN LAND)

The OlymPeak Estates project consists of 65 acres of raw land located in Ogden Valley approximately four (4) miles from the Snow Basin Ski Resort. It is being developed into 22 residential lots. Preliminary approval was obtained from Weber
County on March 14, 1996.  Final approval   is subject to the State of Utah
Engineer and Weber County approval of the water and sewer system. The Company anticipates that final approval will be granted in the first quarter of year 2001. Upon receiving the final approval, construction on the roads, water and sewer system will commence and will take approximately three (3) to six (6)
months to complete.   Twelve (12) of the lots have been reserved at a sale price between $125,000 to $300,000 per lot. Four (4) of the lots have been reserved in connection with the issuance of redeemable preferred stock which can be redeemed against the purchase price of OlymPeak Estate lots. A not-for-profit Water and Sewer District has been formed by Weber County to service the area.The Company proposes to spend approximately $1,000,000 in the construction of roads, water and sewer system. No lots have been sold as of December 31, 1999.

II.	POWDER MOUNTAIN LAND:

Location. The Ski Inn at Powder Mountain property is located in Northern Utah, Cache County, and is adjacent to the main parking lot at Powder Mountain Ski Resort, eight miles from Eden, Utah. The property is located one hour from the Salt Lake City International Airport, and thirty minutes from Ogden, Utah.

Description.  The proposed Ski Inn at Powder Mountain project is located on a
1.6 acre parcel of mountainous unimproved land with access through the Powder Mountain Ski Resort parking lot. The ski lifts and trails can be skied directly to and from the property.

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 11 - REAL ESTATE (Continued)

Current Use. The property is currently zoned FR-40-Forest land with 40 acres per building (conditional use permit).

Proposed Use. The Company proposes to construct a Hotel/Condominium consisting of 48 units for sale or rent.

The Company exercised its option on December 31, 1996 and in an arms-length transaction, acquired the property from Ski Inn at Powder Mountain, a Limited Partnership in which Mr. Larry R. Walker, a director and president of the Company was the General Partner. The Limited Partnership received 60,000 shares of the Company's $.001 par value Common Stock in consideration for the properties valued at $120,000. The Company proposes to allocate approximately $50,000 for the necessary entitlement work in order to obtain development approval from the county.

III.	SHUPE-WILLIAMS PLAZA

Location. Shupe-Williams Plaza at 26th Street and Wall Avenue near Historic 25th Street in downtown Ogden, Utah.

Description. The Shupe-Williams Plaza Building is a four-story building of approximately 62,500 feet located on an 85,000 square foot building lot with an additional 2 acre vacant lot adjacent. The building was built in 1902 and was used as a warehouse and candy manufacturing facility. It has four floors (approximately 62,500 sq. ft.) on a two (2) acre lot. The building has been abandoned for 15 years.

Current Zoning. With the assistance of the City of Ogden, the property and building have been zoned to accommodate both residential and commercial use.

Proposed Use. The Company is currently rehabbing the building and vacant lot. The main floor will be converted into a restaurant, office and retail use. The upper floors will be converted to Live/Work lofts. Six (6) penthouse lofts will be constructed on top of the building.

Status. The Shupe-Williams Plaza property was conveyed to the Company by the Ogden City Corporation and the Ogden City Developmental Agency on May 27, 1998. The total purchase price was $100.00. The sellers have also retained a $250,000 Trust of Deed on the property which will be considered satisfied upon sufficient development of the property. The City has also agreed to rebate $250,000 in taxes, over a five-year period. The Company had not completed sufficient development as of December 31, 1999 according to the performance schedule in the purchase agreement. However, neither the Ogden City Corporation nor Development Agency has issued notice of default. The Company has been negotiating an extension of the deadline which was completed March 3, 2001 as explained in Note 7 of these financials.

Estimated Revenue Phase One.

Financing. The Company is in the process of financing the construction phase and has made application with several financial brokers and institutions. The first phase of construction was started in September of 1998. The Company expects construction to be completed within twelve (12)

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 11 - REAL ESTATE (Continued)

to eighteen (18) months after financing has been approved. The Company has started to pre-sell and market the lofts. Currently 20 of the units have been reserved. A trust account has been set up to hold reservation deposits until construction of the building is complete. In addition, several Letters of Intent to lease space have been received.

Recent and Significant Developments (Shupe-Williams Plaza).

An agreement was entered into with the Land Development Group of Provo, Utah to act as developer/consultants for the conversion of the old Shupe-Williams candy manufacturing building. They were paid $10,000 on completion of their work.
The building will be converted into a 45 Live/Work loft-condominium complex plus commercial and retail space. The proposed sale of the lofts is expected to generate approximately $6,000,000 to $7,500,000 in revenue. The Land Development Group has in the past, successfully converted buildings in Houston, Texas; San Diego, California and Salt Lake City, Utah.

IV.	SAN PETE DEVELOPMENT

The Company has invested $10,402 in attempting to develop a parcel of land in San Pete County, Utah. The project has been abandoned and $10,402 charged to operating expenses.

Total capitalized costs and related changes in the cost of developed property for each of the years in the three year period ended December 31, 1999 are as follows:

                                  OlymPeak      Shupe-     Powder
                                  Estates      Williams   Mountain
                                   Land        Plaza       Land       Total

Balance at January 1, 1997       $1,008,124   $    -      $120,000   $1,128,124

  Real estate purchased                 -          100         -            100

  Development costs capitalized     176,578     19,912         -        196,490

Balance at December 31, 1997      1,184,702     20,012     120,000    1,324,714

  Development costs capitalized      79,176    131,405         -        210,581

  Cost of real estate sold              -          -       (24,000)     (24,000)

Balance at December 31, 1998      1,263,878    151,417      96,000    1,511,295

  Development costs capitalized      90,567    136,569         -        227,136

Balance at December 31, 1999     $1,354,445   $287,986    $ 96,000   $1,738,431

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 12 - STOCK OPTION AGREEMENTS

In October and December 1998, in exchange for services from an existing stock holder, the Company issued to such stock holder options to acquire an additional 500,000 shares of common stock at the exercise price of $2.50 per share. The Company, on March 15, 1999, issued to Kevin Molinari 100,000 options as an inducement to make an investment in the Company, which were to be exercised on or before May 15, 1999, at an exercise price of $2.00 per share. On May 15, 1999, Mr. Molinari exercised options for 82,500 shares of restricted common stock at an exercise price of $2.00 per share and the remaining 17,500 options expired. The value of these options, using the "minimum-value" approach under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) was estimated at $.75 per share.

Two of the Company's employees have entered into employment agreements which grant them the right to purchase shares of common stock (each year within 60 days of their anniversary date, beginning November 1, 1997 and ending November 1, 2003) equal to an aggregate total of five percent of the then issued and outstanding common stock of the Company at an exercise price equal to 75 percent of the book value of the common shares as of the date of exercise. The Company has applied variable-plan accounting with respect to these options, and accordingly, compensation expense has been recognized in the accompanying consolidated statements of operations under the caption "other compensation" based on the estimated total intrinsic value of shares available under option, as measured on each of the anniversary dates. Compensation expense amounted to $46,298, $177,643, and $793,571 for the years ended December 31, 1999, 1998, and
1997, respectively and reflects changing amounts for each relative period for shares available under option, exercise price (based on the book value of outstanding shares), and the estimated value of the common stock. Had compensation expense for these options been recognized under the fair-value method, the Company's net loss and loss per common share would have been increased as reflected in the following pro forma amounts.

                                               Year ended December 31,

                                           1999          1998         1997
                                        __________    __________  ____________
Pro forma net loss applicable to
 common Shareholders                    $(474,687)    $(959,808)  $(1,271,866)

Pro forma basic and diluted loss per
  common share                              $(.12)        $(.26)        $(.39)

The fair value of the options issued to employees was estimated using the minimum-value method prescribed by SFAS No. 123. The exercise period for the options was the remaining employment period for the employees granted the options of four, five, and six years as of December 31, 1999, 1998, and 1997, respectively. The risk-free interest rate was 6.3 percent, 4.8 percent, and 5.8 percent, as of December 31, 1999, 1998, and 1997, respectively. In addition, the calculation assumed zero percent dividend yields.

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 12 - STOCK OPTION AGREEMENTS (CONTINUED)

A summary of the Company's stock option activity and related information is as follows. All options outstanding as of the end of each year are exercisable.

                                                Year ended December 31,

                                                  1999                   1998                    1997
                                          _____________________  _____________________   _____________________
                                                      Weighted-              Weighted-               Weighted-
                                                      average                average                 average
                                            Number    exercise     Number    exercise      Number    exercise
                                          of shares    price     of shares    price      of shares    price

Outstanding at beginning of year           888,346    $ 1.47      355,200     $ 0.06          -           -

Granted                                    117,531    $ 0.13      533,146     $ 2.35      355,203     $ 0.06
        Exercised                           82,500    $ 2.00          -           -           -           -
        Expired                             17,500    $ 2.00          -           -           -           -

Outstanding at end of year                 905,877    $ 1.44      888,346     $ 1.47      355,203     $ 0.06

Options exercisable at end of year
  with fixed exercise price                500,000    $ 2.50      500,000     $ 2.50      355,203     $ 0.06

Options exercisable at end of year with
  exercise price which vary based on the
  book value of the common stock           405,877    $ 0.13      333,146     $ 0.14      355,203     $ 0.06


The weighted-average grant-date fair value of options granted in the years ended December 31, 1999, 1998, and 1997 was $44,372, $456,648, and $799,744,
respectively.

Exercise prices for options outstanding as of December 31, 1999 were $0.13 for options with a variable exercise price and $2.50 for options with a fixed exercise price. The weighted-average remaining contractual life of all outstanding options as of December 31, 1999 is 4.5 years.

Effective March 14, 2000, the Company, and the employees described above, nullified the provision included in the employment agreements which granted such employees the right to acquire up to five percent of the Company's outstanding common stock. In connection with the cancellation of the previous stock option agreement, the Company granted each of the employees an option to acquire 200,000 shares of the Company's common stock at the price of $3.50 per share. The option to acquire common stock terminates in conjunction with the termination of the employment agreements on October 31, 2003.

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 13 - STOCK ISSUED

A summary of the Company's stock issued is as follows:

                                                             SHARES       $
                                                             _______   ________
REDEEMABLE PREFERRED STOCK:
Stock issued for cash in 1997 at $3.00 per share              74,259  $  210,778
Stock issued for cash in 1998 at $3.00 per share              10,000      30,000
Stock issued for cash in 1999                                    -           -
                                                              ______  __________
     Total redeemable preferred stock                         84,259  $  240,778
                                                              ======  ==========

COMMON STOCK:
Stock issued for cash in 1996 at $.01 to $3.00 per share   3,018,864  $  133,134
                                                           _________  __________

Stock issued for cash in 1997 at $2.00 to $5.00 per share    173,663     659,311
Stock issued for services in 1997-net of fundraising fees    359,500     170,803
                                                           _________   _________
     Total common issued 1997                                533,163     830,114
                                                           _________   _________
     Balance December 31, 1997                             3,552,027     963,248
                                                           _________   _________

Stock issued for cash in 1998 at $3.25 to $3.75 per share    240,556     774,989
Stock issued for services in 1998-net of fundraising fees     90,881      60,775
                                                           _________   _________
     Total common issued 1998                                331,437     835,764
                                                           _________   _________
     Balance December 31, 1998                             3,883,464   1,799,012

Stock issued for cash in 1999 at $2.00 to $3.75 per share    153,479     405,573
Stock issued for services in 1999-net of fundraising fees     21,831      21,896
                                                           _________   _________
     Total common issued 1999                                175,310     427,469
                                                           _________   _________
     Balance December 31, 1999                             4,058,774  $2,226,481
                                                           =========  ==========

In the years 1997 through 1999, the Company issued stock for services. The number of shares issued was negotiated based on the fair value of the services to be rendered. In some cases the shares were valued at the price shares wre being sold for cash. In other cases, the shares were discounted to a value relative to the value of the services being provided. A summary of shares issued for services is as follows:

ISSUED TO               DATE       SHARES    VALUE         SERVICES RENDERED
______________________________________________________________________________

Real estate agent    01/16/1997    37,500  $  6,896   Real estate comm. earned
Promoter             01/16/1997    37,500     6,896   Fundraising fee
Attorney             01/16/1997   147,000   147,240   Legal Services
Promoter             02/04/1997    37,500     7,000   Fundraising fee
Promoter             09/01/1997    50,000    50,000   Fundraising fee
Real estate broker   09/01/1997    50,000    16,667   Real estate consulting
                                  _______  ________
     Total 1997                   359,500  $234,699

                                           $ 63,896   Fundraising fees
                                            170,803   Compensation

                         MARINA CAPITAL, INCORPORATED
                       (A Development Stage Enterprise)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 13 - STOCK ISSUED (CONTINUED)

ISSUED TO               DATE       SHARES    VALUE         SERVICES RENDERED
______________________________________________________________________________

Consultant           01/07/1998     1,400  $  1,400   Consulting
Attorney             04/30/1998    37,500    25,000   Legal
Promoter             05/04/1998       462     1,501   Fundraising
Consultant           09/02/1998    10,000    32,500   Consulting
Secretary            09/02/1998       500     1,875   Secretarial
Promoter             10/21/1998       480     1,800   Fundraising
Promoter             11/21/1998     2,193     6,279   Fundraising
Promoter             12/01/1998    37,000   111,000   Fundraising
Promoter             12/17/1998     1,346     4,711   Fundraising
     Total 1998                    90,881  $186,066

                                           $125,291   Fundraising fees
                                             60,775   Compensation




Promoter             03/10/1999     1,000  $  3,750   Fundraising
Designer             08/02/1999    15,605     6,896   Design services
Architect            06/02/1999     3,559    10,000   Architectural services
Architect            06/02/1999     1,667     5,000   Architectural services
                                   ______  ________
     Total 1999                    21,831  $ 25,646

                                           $  3,750   Fundraising fees
                                                  0   Compensation
                                             21,896   Capital projects

Shares issued in exchange for compensation have been expensed in the period issued. Shares issued in exchange for fundraising fees were netted against the proceeds from funds received for stock issued.